UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia  V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: February 25, 2009

/s/ Robert Chisholm

CFO

PhotoChannel Networks Inc.

Unaudited Interim Consolidated Financial Statements
For the three month period ended December 31, 2008

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	December 31, 2008	September 30, 2008

Assets

Current assets
Cash and cash equivalents	$3,098,265	$2,670,988
Accounts receivable (note 6)	5,418,071	4,019,286
Prepaid expenses and other current assets	465,294	430,616

	8,981,630	7,120,890

Property and equipment	7,671,412	6,786,650

Deferred expenses	58,168	52,882

Intangible assets	4,315,158	5,164,492

Goodwill	1,469,389	1,498,539

	$22,495,757	$20,623,453

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$8,722,410	$7,480,800
Current portion of deferred revenue	557,482	658,045
Current portion of capital lease obligations	490,072	490,072
Loan payable	924,670	969,886

	10,694,634	9,598,803

Deferred revenue	238,772	363,108
Long-term portion of capital lease obligations	298,120	375,875
Asset retirement obligations (note 5)	21,096	22,009
	11,252,622	10,359,795

Shareholders’ Equity (note 7)

Share capital	$65,725,392	$65,614,347
Warrants	4,961,826	4,961,826
Contributed surplus	11,996,628	11,611,165
	82,683,846	82,187,338

Deficit	(69,826,504)	(70,767,148)

Accumulated other comprehensive loss	(1,614,207)	(1,156,532)

	(71,440,711)	(71,923,680)

	11,243,135	10,263,658

	$22,495,757	$20,623,453

Approved by the Board of Directors

“Cory Kent”	Director	“Peter Fitzgerald	Director

Nature of operations and going concern (note 1)		Subsequent events (note 14)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statement of Earnings (Loss) and Statement of Comprehensive Earnings (Loss)
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2008	December 31, 2007

Revenue	$7,176,333	$4,298,594

Expenses
Network delivery	2,371,794	1,823,117
Software development	1,810,956	1,494,036
General and administration	988,226	1,079,892
Sales and marketing	322,864	270,243
Amortization	1,399,028	789,657

	6,892,868	5,456,945

Net profit (loss) before the undernoted	283,465	(1,158,351)

Foreign exchange gain	714,286	1,461

Interest income	6,998	74,290

Interest expense - capital lease	(44,763)	-

Interest expense - other	(18,617)	-

Loss on disposal of property and equipment	(725)	-

	657,179	73,588

Net earnings (loss)	940,644	(1,082,600)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self sustaining foreign operations (note 7)	(457,675)	(496,001)

Comprehensive earnings (loss)	$482,969	$(1,578,601)

Earnings (loss) per share (note 7)

Basic	$0.03	$(0.03)
Fully diluted	$0.03	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Deficit
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2008	December 31, 2007

Balance, beginning of period	$(70,767,148)	$(62,050,122)

Net earnings (loss) for the period	940,644	(1,082,600)

Balance, end of the period	$(69,826,504)	$(63,132,722)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2008	December 31, 2007

Cash flows from operating activities
Net earnings (loss) for the period	$940,644	$(1,082,600)
Items not affecting cash
Amortization	1,399,028	789,657
Stock-based compensation expense	453,383	175,460
Unrealized foreign exchange (gain) loss	(564,460)	2,574
Accretion expense	479	2,163
Loss on disposal of property and equipment	725	-

	2,229,799	(112,746)
Net change in non-cash working capital items:

Accounts receivable	(1,457,492)	(685,461)
Prepaid expenses and other current assets	(53,025)	(88,060)
Accounts payable and accrued liabilities	1,600,803	162,712
Changes in deferred expenses	(5,285)	16,838
Changes in deferred revenue	(200,003)	(100,011)

	2,114,797	(806,728)

Cash flows from investing activities
Purchase of property and equipment	(1,557,463)	(786,526)

Cash flows from financing activities
Proceeds on exercise of options and warrants	43,125	28,766
Repayment of capital lease obligations	(77,755)	-

	(34,630)	28,766

Effect of changes in foreign exchange rates on cash and cash equivalents	(95,427)	(258,266)

Increase (decrease) in cash and cash equivalents during the period	427,277	(1,822,754)

Cash and cash equivalents - beginning of period	2,670,988	7,405,034

Cash and cash equivalents - end of period	$3,098,265	$5,582,280

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations and going concern

PhotoChannel Networks Inc. (the “Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. The Company, through its wholly-owned subsidiary, Pixology Limited, provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

At December 31, 2008 the Company had a working capital deficiency of $1,713,004 (September 30, 2008 - $2,477,913) and an accumulated deficit of $69,826,504 (September 30, 2008 - $70,767,148) and has suffered annual losses since inception. During the three month period ended December 31, 2008, the Company generated cash of approximately $2,114,797 to fund operations and used $1,557,463 to acquire items of property and equipment.

While these financial statements have been prepared using Canadian accounting standards applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they become due, the conditions described above may cast significant doubt on the validity of this assumption.

Management has considered the Company’s current financial situation and major investments made during the previous number of years and has prepared a detailed plan which covers the period through the end of fiscal 2009 and beyond which includes measures to increase revenues, improve quality and contain costs. The Company's ability to continue as a going concern is dependent upon meeting its plans, which is dependent upon its ability to continue to generate revenues sufficient to recover its operating costs and capital requirements in an industry that is characterized by rapid technological change.  There is no assurance that the Company will be successful in achieving these objectives.

The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

2.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the audited consolidated financial statements for the year ended September 30, 2008.  These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2008.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated earnings (loss) and comprehensive earnings (loss), and consolidated cash flows as at and for the three months ended December 31, 2008 and for all periods presented, have been made.  All amounts herein are expressed in Canadian dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., Pixology Limited, Pixology Software Limited and Pixology Incorporated.

All material intercompany balances and transactions are eliminated upon consolidation.

Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the period. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the period. Gains and losses resulting from these translation adjustments for the self-sustaining foreign operations are recorded in accumulated other comprehensive loss, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Changes in accounting policies

(a) General Standards of Financial Statement Presentation

Effective October 1, 2008, the Company adopted the amendments included in the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 1400, General Standards of Financial Statement Presentation. The amendments to this section include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Upon adoption of the amendments to this standard, the revised guidance was followed during the preparation of note 1 ‘Nature of operations and going concern’ to these financial statements.  The adoption of the revisions had no impact on the Company’s operating results or financial position.

(b) Goodwill and Intangible Assets

On October 1, 2008, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets which replaced Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  This revision aligned Canadian GAAP with IFRS and established standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  To date, the adoption of this standard has had no impact on the Company’s consolidated financial statements.

3.	Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

4.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31.  The Company’s limited operating history, coupled with its rapid growth may have overshadowed seasonal or cyclical factors which might have influenced business to date.  Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

5.	Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during the period ended December 31, 2008:

Balance, September 30, 2008	$22,009
Accretion expense included in general and administration expenses	479
Impact of foreign currency translation	(1,392)
Balance, December 31, 2008	$21,096

The asset retirement obligation relates to the Company’s requirement to restore leased premises to their original condition at the end of the lease term. The lease agreement entered into, which has a term of five years, requires the Company to restore the leased premises to their original condition at the end of the lease term.  At December 31, 2008, the total undiscounted cash flows which are estimated to be required to settle the asset retirement obligation are $35,512 and the credit-adjusted risk free interest rate at which the estimated cash flows have been discounted is 9%.

6.	Accounts receivable

	As at December 31, 2008	As at September 30, 2008

Trade accounts receivable	$5,488,972	$4,080,966
Allowance for doubtful accounts	(145,000)	(145,000)
	5,343,972	3,935,966

Goods and services tax recoverable	55,765	65,306
Other	18,334	18,014
Total	$5,418,071	$4,019,286

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Reconciliation of changes in allowance for doubtful accounts:

	As at December 31, 2008	As at September 30, 2008

Balance, beginning of period	$145,000	$-
Increase in allowance for doubtful accounts	-	145,000
Balance, end of period	$145,000	$145,000

7.	Share capital and stock options

a)    Consolidated statement of shareholders’ equity

	Capital stock		Other capital accounts
	Number of Common Shares	Amount	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance - September 30, 2008	33,464,432	$65,614,347	$11,611,165	$4,961,826	$(70,767,148)	$(1,156,532)	$10,263,658
Issuance of shares on exercise of options	28,750	111,045	(67,920)	-	-	-	43,125
Stock-based compensation recorded in net loss	-	-	453,383	-	-	-	453,383
Earnings for the period	-	-	-	-	940,644	-	940,644
Other comprehensive loss	-	-	-	-	-	(457,675)	(457,675)

Balance December 31, 2008	33,493,182	$65,725,392	$11,996,628	$4,961,826	$(69,826,504)	$(1,614,207)	$11,243,135

b)    Options

The Company has a stock option plan (the “Plan”) which is described in note 11(e) to the most recent audited consolidated financial statements for the year ended September 30, 2008.  The Plan grants to directors, employees and consultants of the Company the option to purchase common shares of the Company.  The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance, less any previously granted and outstanding options. As at December 31, 2008, the Company has reserved 2,771,503 common shares with a weighted average exercise price of $2.61.  The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years as determined by the rules of the TSX Venture Exchange.  Options vest over eighteen (18) months.  During the three months ended December 31, 2008, 50,000 options (three months ended December 31, 2007 – nil) were granted.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

c)    Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	Three Months Ended	Three Months Ended
	December 31, 2008	December 31, 2007

Net profit (loss) for the period (numerator)	$940,644	$(1,082,600)

Weighted average number of shares outstanding (denominator)

Basic	33,482,027	33,321,561

Effect of dilutive securities:

Stock options	97,087	-

Diluted	33,579,114	33,321,561

8.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

	Three Months Ended	Three Months Ended
Description	December 31, 2008	December 31, 2007

Canada	$1,322,159	$1,155,131
United States	3,817,804	555,165
United Kingdom	1,973,468	2,588,298
Other	62,902	-

Total	$7,176,333	$4,298,594

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Revenue is attributed to the geographic location of the Company’s customer.  As at December 31, 2008 and September 30, 2008, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
December 31, 2008
Property and equipment	$7,460,609	$210,803	$7,671,412
Goodwill and intangible assets	$3,646,534	$2,138,013	$5,784,547

September 30, 2008
Property and equipment	$6,484,044	$302,606	$6,786,650
Goodwill and intangible assets	$4,083,209	$2,579,822	$6,663,031

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended	Three Months Ended
	December 31, 2008	December 31, 2007

Customer A	$1,993,323	$1,443,642
Customer B	$818,024	$453,650
Customer C	$922,960	$979,073
Customer D	$2,571,570	$244,871

9.	Revenue

	Three Months Ended	Three Months Ended
Description	December 31, 2008	December 31, 2007

Transaction fees	$5,775,841	$3,018,482
Installation fees	958,732	973,063
Membership fees	260,495	170,322
Professional fees	76,093	136,727
Archive fees	105,172	-
Total	$7,176,333	$4,298,594

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

10.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom.  The Company’s cash equivalents consist primarily of deposit investments with commercial banks in the United Kingdom.  Of the amounts held with financial institutions on deposit, $249,163 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $2,849,102 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2008, four customers account for more than 10% of total trade accounts receivable (September 30, 2008 – four customers).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Financial assets past due

At December 31, 2008, the Company has a provision of $145,000 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At December 31, 2008

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,880,581	819,831	281,685	361,875	5,343,972
Other	18,334	-	-	-	18,334

The definition of items that are past due is determined by reference to terms agreed with individual customers. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis.  Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At December 31, 2008, the Company had a provision for doubtful accounts of $145,000 which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2008, the Company has a short-term credit facility of £1,000,000 ($1,770,400), of which £500,000 ($885,200) had been drawn at December 31, 2008 and has utilized a capital lease to acquire items of equipment. The lease obligation that remained outstanding at December 31, 2008 was $788,192.  The Company uses this short-term loan facility and cash and cash equivalents to settle its financial obligations as they fall due.  The ability to do this relies on the Company collecting its accounts receivables in a timely manner and by maintaining sufficient cash on hand.

Traditionally, the quarter ended December 31 each year is the busiest of the year for the Company with a large increase seen in the number of transactions processed through both the online and in-store solutions offered to the Company’s retail customers.  The additional cash generated throughout the period ended December 31, 2008 has result in a strengthening of the balance sheet position from that seen at September 30, 2008.

At December 31, 2008, the Company’s accounts payable and accrued liabilities were $8,722,410, of which $5,293,299 are denominated in UK£, all of which fall due for payment within normal terms of trade which is generally between 30 and 60 days.

The Company manages liquidity risk through the ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

Although the global economy, and in particular the economic conditions in both North America and the United Kingdom our two most significant markets, has suffered significant downturns in recent months, with consumer confidence being reported to be at record lows,  the Company has not, to date, experienced any decline in consumer purchasing through its hosted websites.  Further weakening of global economic conditions could impact the achievement of management’s plans to the extent that our retail partners are negatively impacted, resulting in an overall decline of printed photographs and gift products.

In past years, the Company has relied on its ability to raise additional financing through the sale of common shares in order to fund its rapid expansion and growth plans.  The recent problems seen in the global credit markets has resulted in a significant reduction in the ability of companies to raise capital through the public markets and while management does not plan on raising any additional funds through this channel, should circumstances change in the future, its ability to do so may be impaired.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, Pixology.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and its loan payable.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

The Company’s loan payable bears interest at a rate based on the United Kingdom Base Rate, as set by the Bank of England plus a premium of 3.2%.  The Company does not have in place any financial instruments to mitigate the possible adverse effects of an increase in the underlying Base Rate.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2008, through its wholly owned subsidiary, the Company had cash and cash equivalents of $2,310,930, accounts receivable of $917,094 and accounts payable of $5,293,299 which were denominated in UK £.  In addition, at December 31, 2008, the Company had cash and cash equivalents of $606,137, accounts receivable of $2,640,427 and accounts payable of $1,080,765 which were denominated in US$ as well as a UK £ denominated loan outstanding of $924,670.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the period which a change in foreign exchange rates or interest rates during the period ended December 31, 2008 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net earnings $

Change of +/- 10% in US$ foreign exchange rate	+/- 249,503
Change of +/- 10% in UK£ foreign exchange rate	+/- 782,806

A change of 1% in the United Kingdom Base Rate would have an annual impact of approximately $9,200 on the Company’s net loss.

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances as well as a UK£ denominated loan balance.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

11.	Capital management

The Company considers its share capital, warrants, contributed surplus, capital lease obligations and loans payable, as capital, which at December 31, 2008 totalled $84,396,708.

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers.  In managing its capital structure, the Company takes into consideration various factors, including the seasonality of the market in which it operates the growth of its business and related infrastructure and the upfront cost of taking on new clients.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information.  The Company’s Board of Directors are responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements.

The Company is not subject to any externally imposed capital requirements.

12.	Related Party Transactions

Included in accounts receivable at December 31, 2008 is $18,334, comprising the principal amount and accrued interest outstanding on a loan granted to an Officer during the year ended September 30, 2008. This loan falls due for repayment on June 30, 2009.  At September 30, 2008, an amount of $18,014 was due with respect to this loan.

During the period ended December 31, 2008, the Company incurred legal fees of $30,220 (period ended December 31, 2007 - $22,558) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2008 included $12,087 (September 30, 2008 $23,217) related to these services.

During the period ended December 31, 2008, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $4,250 (period ending December 31, 2007 - $23,860l) with a company of which a director of the Company is Chairman and Chief Executive Office.  Accounts payable and accrued liabilities at December 31, 2008 included $nil (September 30, 2008 - $9,844) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000 ($943,450).  The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.2% and falls due for repayment on May 15, 2009. At December 31, 2008, the total amount, including interest of this loan balance was $924,670.  During the period ended December 31, 2008, interest expense of $15,764 was recorded relating to this loan.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

13.	Commitments

At December 31, 2008, the Company was committed to purchasing items of equipment with a cost of $41,545 (September 30, 2008 - $1,487,260).

14.	Subsequent events

On February 25, 2009, the Company entered into a share purchase agreement (the “agreement”) to acquire 100% of the share capital of WorksMedia Limited, a privately held company located in the United Kingdom.  In connection with the acquisition, the Company has submitted an application for acceptance of the agreement to the TSX Venture Exchange.  Formal closing of the transaction is expected to occur upon receipt of this acceptance.

Under the terms of the Agreement, the Company will pay the shareholders of WorksMedia Limited $2.1 million in 13 equal monthly installments and issue 750,000 common shares of the Company in three (3) equal installments of 250,000 common shares after 12, 24 and 36 months in exchange for all of the issued and outstanding shares of Works Media Limited.  Furthermore, if specific pre-determined annual performance targets are met, the shareholders of WorksMedia will receive up to an additional 900,000 common shares over the next three years.

15.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

a) Statements of loss and comprehensive loss

Net loss from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007

Revenue
Service revenue	$6,025,644	$2,561,267
Product revenue	1,150,689	1,737,327
	7,176,333	4,298,594

Expenses
Network delivery – service revenue	1,528,914	559,192
Network delivery – product revenue	842,880	1,263,925
Software development	1,810,956	1,494,036
General and administration	988,226	1,079,892
Sales and marketing	322,864	270,243
Amortization	1,399,028	789,657
	6,892,868	5,456,945

Net earnings (loss) from operations	$283,465	$(1,158,351)

The reconciliation between Canadian GAAP and US GAAP of the net profit (loss) for the period is as follows:

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007

Net earnings (loss) for the period under Canadian GAAP	$940,644	$(1,082,600)
Change in fair value of embedded foreign currency derivatives relating to warrants	(50,622)	(84,249)
Net earnings (loss) for the period under U.S. GAAP	890,022	(1,166,849)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(457,675)	(496,001)
Comprehensive earnings (loss) under U.S. GAAP	$432,347	$(1,662,850)

Basic earnings (loss) loss per share under U.S. GAAP	$0.03	$(0.05)

Fully net earnings (loss) loss per share under U.S. GAAP	$0.03	$(0.05)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(b) The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	December 31, 2008		September 30, 2008
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets
Current assets	$8,981,630	$8,981,630	$7,120,890	$7,120,890
Intangible assets	4,315,158	4,315,158	5,164,492	5,164,492
Goodwill (note f)	1,469,389	7,980,452	1,498,539	8,009,602
Other long-term assets	7,729,580	7,729,580	6,839,532	6,839,532

Total assets	$22,495,757	$29,006,820	$20,623,453	$27,134,516

Liabilities & Shareholders’ Equity

Liabilities

Current liabilities	$10,694,634	$10,694,634	$9,598,804	$9,598,804
Warrants liability (note d)	-	73,153	-	22,531
Long-term liabilities	557,988	557,988	760,992	760,992

Shareholders’ Equity

Share capital	65,725,392	65,617,232	65,614,347	65,506,187
Warrants (note d)	4,961,826	-	4,961,826	-
Contributed surplus (note d)	11,996,628	14,354,629	11,611,165	13,969,166
Deficit (note d, f)	(69,826,504)	(60,676,609)	(70,767,148)	(61,566,631)
Accumulated other comprehensive loss	(1,614,207)	(1,614,207)	(1,156,533)	(1,156,533)

	$22,495,757	$29,006,820	$20,623,453	$27,134,516

(c) Stock-based compensation

Effective October 1, 2004, the Company adopted Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006. The adoption of FAS 123(R), effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the period ended December 31, 2008 and 2007.

At December 31, 2008, the total compensation cost related to non-vested awards not yet recognized was $1,296,746, (December 31, 2007 - $292,381) which will be recognized over the remaining vesting period of 9 months.

(d) Warrants Liability

Under US GAAP, the Securities Exchange Commission (“SEC”) determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the period ended December 31, 2008 was $50,622 (period ended December 31, 2007 - $84,249) and was recognised through the income statement.

(e) Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(f) Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies SFAS No. 142, “Goodwill and Other Intangible Assets”, in determining if there is any impairment in value. As at December 31, 2008, no impairment in value has been recorded to date.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(g) Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates that will be in effect when these differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We file income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At December 31, 2008, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with FIN 48.

(h) Recent U.S. announcements

FASB 157 – Fair Value Measurements

In September 2006, FASB released FAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 is effective for fiscal years beginning after November 15, 2007, which is the year ending September 30, 2009 for the Company. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The Company is currently assessing the deferred portion of the pronouncement. As of October 1, 2008, the Company has adopted FAS 157 for the fair value measurement of recurring items.

FASB 141(R) – Business Combinations

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

FASB 160 – Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements.  FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

FASB 162 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP). The guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect the adoption of FAS No. 162 to have a significant impact on its consolidated financial position and results of operations.

FASB Staff Position 142-3, Determination of the Useful Life of Intangible Assets

This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

PhotoChannel Networks Inc.

Management’s Discussion & Analysis
For the Three Months Ended December 31, 2008
February 25, 2009

This discussion and analysis is a review of the operating results, financial condition, and business risks of PhotoChannel Networks Inc. (“PhotoChannel”, the “Company”, “we” or “our”). This discussion should be read in conjunction with the Management’s Discussion and Analysis included in PhotoChannel’s 2008 Annual Report and our consolidated financial statements and accompanying notes for the year ended September 30, 2008 and for the three months ended December 31, 2008. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at February 25, 2009 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights

First quarter financial highlights

•	Net profit for the quarter of $940,644 compared to a loss of $1,082,600 for the first quarter of 2008.

•	Record revenues for the quarter of $7,176,333 compared to $4,298,594 for the first quarter of 2008.

•	Transactional revenue of $5,775,841, representing a 91% increase year on year.

•	Transaction fees representing 80% of total revenue vs. 70% during the first quarter of fiscal 2008.

•	Non-GAAP adjusted EBITDA (defined as net profit plus amortization and stock-based compensation expense) of $2,793,055, compared to an adjusted EBITDA loss of $117,483 in the first quarter of 2008.

•	4.9 million orders handled during the quarter, compared to 1.4 million in the first quarter of 2008.

•	Average daily order volume handled during the quarter of approximately 53,000 orders, a 240% increase year on year.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 2

Business Overview

Established in 1995, PhotoChannel Networks Inc. (PNI) has developed the reputation as the leading innovator in online and in-store digital media solutions for major retailers and other photo processing providers. Customers include the biggest retailers on a worldwide basis, including Wal-Mart Canada, Costco, SAM’s Club, CVS pharmacy, Tesco, Kodak and FujiFilm among others.

PNI’s business model is to provide a technology platform to allow its customers to transact and transport photo orders from the consumer to the retailers’ production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform.

PNI is focused on the one hour photo operations available in its retailer’s locations.  Its goal is to provide retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the Internet or Kiosk.

The Company focus for the future is enabling e-commerce for all types of digital content within the retailers’ Media Center, a one stop potential shop for all your digital media needs — Photos, Business Printing, Music, Video, Games, and Mobile. This is only a function of acquiring the content and routing it to the manufacturing location(s) properly equipped to produce the end product. PNI Digital Media has enabled thousands of major retail locations to provide their customers with this easy to use online solution.

Our strategy for growth is to:

•	Contract or partner with established retail chains in the photofinishing industry;
•	Contract or partner with web portals which offer their customers the ability to order prints and/or gifting products;
•	Maintain service and product excellence for strong customer retention and development;
•	Maintain a close relationship with our customers by providing marketing solutions that encourage new users to the online solution;
•	Adapt our solution to deliver new product lines, such as business printing; and
•	Provide a workplace conducive to attracting and retaining talented people

Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter.  The Company’s limited operating history, coupled with its rapid growth may have overshadowed seasonal or cyclical factors which might have influenced business to date.  Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 3

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

Revenue by geographic region

The Company generates sales from customers around the world, although our primary developed markets are the United States, Canada and the United Kingdom.

During the three month periods ended December 31, 2008 and 2007, the percentage of the Company’s revenue earned by geographic segment was as follows:

	2008	2007

United States	53%	13%
Canada	18%	27%
Total North America	71%	40%

United Kingdom	28%	60%
Other	1%	-

Total	100%	100%

The increased generation of revenue year on year from the North American market reflects the addition of a number of new customers during fiscal 2008.  Revenue from outside North America and the United Kingdom represents the addition of new customers in China and Australia during fiscal 2008 as the Company moved to establish its presence in these fast growing markets.

Results from operations

Revenue

	Three Months Ended	Three Months Ended
Description	December 31, 2008	December 31, 2007	Change	% Change

Transaction fees	$5,775,841	$3,018,482	$2,757,359	91%
Installation fees	958,732	973,063	(14,331)	(2)%
Membership fees	260,495	170,322	90,173	53%
Professional fees	76,093	136,727	(60,634)	(44)%
Archive fees	105,172	-	105,172	-%

Total	$7,176,333	$4,298,594	$2,877,739	67%

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 4

Revenues for the first quarter of fiscal 2009 were $2,877,739 or 67% greater than in the same period of fiscal 2008, the largest driver of which was transaction revenue which increased 91% to $5,775,841.

Transaction fees represented 80% of total revenue for the first quarter of fiscal 2009 compared to 70% in fiscal 2008.  This increase represented the organic growth of existing customers’ year on year and the impact of new customers who were launched on our platform solution during fiscal 2008.  During the quarter, in excess of 4.9 million orders were handled through our platform compared to 1.4 million during the first quarter of fiscal 2008.  On average, approximately 53,000 orders were handled per day during the quarter, with peak daily volumes exceeding 134,000 during the holiday season.  This significant year on year increase confirms the value of the investments that were made in prior years to build out our platform and demonstrates the robustness of our platform.

Installation fees fell by 2% to $958,732 in the first quarter of fiscal 2009 compared to fiscal 2008.  The largest element of these fees come from some of our UK based customers and although these fees have remained constant year on year, the movement in exchange rates since the first quarter of fiscal 2008 has resulted in a small reduction seen in the amount of revenue booked in the group financial statements.  This reduction has been partially offset by a slight increase in the level of installation fees booked through the Canadian operations as a number of new sites have been developed and deployed on behalf of our customers.

Membership fees, representing monthly fixed fees charged to customers based on the number of locations they have connected to the Company’s platform increased by 53% to $260,495 during the first quarter of fiscal 2009 compared to the first quarter of fiscal 2008, reflecting an increase in the number of customer locations now connected. The level of quarterly revenue from this source is expected to remain reasonably stable over the next few quarters.

Professional fees have decreased by 44% to $76,096 in the first quarter of fiscal 2009 compared to fiscal 2008 primarily as a result of a decrease in the number of e-mail marketing campaigns carried out on behalf of a number of customers.  While we have seen that e-mail marketing by our retail partners leads to increases in the number of orders placed by their customers and a related increase in transactional fees to us, a number of our customers have chosen to send out email through internal systems now that their customer base has grown.  The Company continues to benefit in transactional fees from any increase in orders placed as a result of these emails.  We expect to continue assisting our customers with their e-mail marketing campaigns in the future, although the level of revenue generated from this source will be dependant on our retail partners.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, were $105,172 during the quarter.  This is in contrast to the first quarter of fiscal 2008 where no revenue was earned from this source.  While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing unlimited free storage.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 5

Expenses

	Three Months Ended	Three Months Ended
Description	December 31, 2008	December 31, 2007	Change	% Change

Network delivery	$2,371,794	$1,823,117	$548,677	30%
Software development	1,810,956	1,494,036	316,920	21%
General and administration	988,226	1,077,729	(89,503)	(8	) %
Sales and marketing	322,864	270,243	52,621	19%
Amortization	1,399,028	789,657	609,371	77%

Total	$6,892,868	$5,454,782	$1,438,086	26%

Expenses increased by $1,438,086, or 26% during the first quarter of fiscal 2009 compared to fiscal 2008, although 41% of this increase was in respect of amortization of both property and equipment and intangible assets.

Network delivery costs increased $548,677, or 30% during the first quarter of fiscal 2009.  This increase arose as a result of increased hosting charges year on year after establishing a second Canadian datacenter in Toronto during the second quarter of fiscal 2008 and increased costs associated with offering customer support functions on behalf of a number of new customers during the first quarter of fiscal 2008.  Customer support costs vary depending on the level of activity on our retail partner’s sites, with costs incurred during this holiday season being considerably up due to new customers launched during fiscal 2008.  These increased costs were slightly offset by year on year decreases in direct costs of fulfilling products and of costs relating to e-mail marketing campaigns.

Software development expenses increased $316,920 or 21% year on year.   $115,000 of this increase comes from non-cash stock based compensation expense as a result of the options granted to employees in March 2008.  The remaining increase comes from the net investment made in development staff year on year as we worked to develop and launch service offerings for a number of significant new customers in the latter part of fiscal 2008.  Staffing requirements are monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers as well as new product development.  Significant steps have been taken over the past twelve months to restructure the internal organization of development resources and to improve efficiency levels.  This has now positioned the Company to meet all current commitments as well as to work on a number of new product developments without having to increase staff numbers.  Future projects from potential new customers or which may be requested from existing customers may require additional resources.  Such projects will only be undertaken should forecasted related revenues justify.

General and administration expenses decreased 8% to $988,226 year on year.  This was achieved despite year on year increases of $111,000 in non-cash stock based compensation expense and audit and SOX compliance fees of $94,000.   The most significant areas of savings came from office rental costs and travel.  The Company reviews on a regular basis the level of its overheads and whenever possible takes steps to eliminate non-essential expenses.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 6

Sales and marketing expenses increased by 19% to $322,864 in the first quarter of fiscal 2009.  $16,000 of this increase came from non-cash stock based compensation expense, with the remaining increase coming from additional travel and resource costs as a result of the reallocation of existing employees from other departments of the Company.  These additional resources now focus their full time attention on customer account management, working with existing customers to develop strategies for increasing revenues as well as on identifying and winning new business.

Amortization increased by 77% year on year to $1,399,028.  Approximately 53% of the amortization charge relates to intangible assets acquired as a result of the acquisition of Pixology while the remaining amount relates to items of property and equipment.  The significant year on year increase in amortization of property and equipment is as a direct result of investing in a second Canadian datacenter in Toronto during the second quarter of fiscal 2008.

Other income and expenses

During the first quarter of 2009, a foreign exchange gain of $714,000 was recorded.  This arose as a result of the favorable movement in exchange rates, specifically the value of the US dollar and UK pound relative to the Canadian dollar.  A significant portion of this gain is unrealized and has been calculated based on the outstanding foreign currency assets and liabilities of the Company at the period end.  Adverse changes in the US dollar or UK pound exchange rates relative to the Canadian dollar prior to the respective assets and liabilities being settled could result in this gain not being realized.

Cash flows

The Company recorded cash inflows from operations of $2,114,797 during the three months ended December 31, 2008 compared to cash outflows of $806,728 during the same period in the prior year.  This year on year improvement is a direct result of the Company strengthening its customer base and operations throughout the last twelve months and positioning itself so that full advantage could be taken of the busy holiday season throughout December, historically the busiest time of the year in the industry.

The Company invested $1,577,463 in property and equipment during the quarter as it acquired additional storage and supporting equipment to ensure there was more than sufficient capacity available to handle the busy holiday season.  All of these purchases were in the normal course of business and should allow the Company to handle the large volume of transactions expected during 2009.

At December 31, 2008 the Company had cash and cash equivalents of $3,098,265 compared to $2,670,988 at September 30, 2008.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 7

Contingencies and commitments

As of February 25, 2009, there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party, or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

As at December 31, 2008, the Company had made commitments to purchase items of equipment with a cost of $41,545.

The contractual obligations and payments due for each of the next three years have not materially changed from the Management’s Discussion and Analysis presented in the 2008 Annual Report.

Liquidity and capital resources

As at December 31, 2008, the Company had negative working capital of $1,713,004, an improvement of $764,909 compared to negative working capital of $2,477,913 as at September 30, 2008.  The cash and cash equivalents on hand, at December 31, 2008 were $3,098,265.

Although the Company’s working capital position has improved during the three months ended December 31, 2008, the significant investment made during fiscal 2008 towards our future operations through both the purchase of capital assets and the employment of development staff means that the level of our current liabilities still remains greater than our current assets. As the significant development activities undertaken during fiscal 2008 are now complete and the customer focused projects have begun generating revenue, operating results are expected to continue to show year on year improvement throughout the remainder of 2009.  Historically, the second quarter of the Company’s fiscal year has shown the lowest level of activity and for this reason the Company continues to closely manage its cash resources.

At December 31, 2008, the Company has a short-term loan facility of £1,000,000 of which £500,000 has been drawn and a capital lease obligation of $788,192 which is due for repayment over the next two fiscal years. The Company currently settles its financial obligations out of cash and cash equivalents, however, the ability to do this relies on the Company collecting its accounts receivable in a timely manner and maintaining sufficient cash on hand.

Management has carefully considered the Company’s current financial situation and is confident, that following on from the major investments made during fiscal 2008, it is now in a position to begin realizing improved results on an ongoing basis.  A number of significant new customers were obtained and launched during 2008.  These new customers are now generating revenue each month and the level of development resources required to service them has decreased significantly.  Management has prepared a detailed plan which covers the period through the end of fiscal 2009 and beyond.  This plan shows a continued emphasis on improving the quality of the products offered to retail partners and their customers with the aim of driving continued strong organic growth, whilst simultaneously focusing on cost control measures which will result in improved operating results.

The Company’s ability to meet its plans is dependent upon its ability to continue to generate revenues sufficient to cover its operating costs and capital requirements in an industry that is characterized by rapid technological change.  There is no assurance that the Company will be successful in achieving these objectives.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 8

Although the global economy, and in particular the economic conditions in both North America and the United Kingdom our two most significant markets, has suffered significant downturns in recent months, with consumer confidence being reported to be at record lows,  the Company has not, to date, experienced any decline in consumer purchasing through their hosted websites.  Further weakening of global economic conditions could impact the achievement of management’s plans to the extent that our retail partners are negatively impacted, resulting in an overall decline of printed photographs and gift products.

In past years, the Company has relied on its ability to raise additional financing through the sale of common shares in order to fund its rapid expansion and growth plans.  The recent problems seen in the global credit markets has resulted in a drastic reduction in the ability of companies to raise capital through the public markets and while management does not plan on raising any additional funds through this channel, should circumstances change in the future, its ability to do so may be impaired.

The Company manages liquidity risk through ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

Related Party Transactions

Included in accounts receivable at December 31, 2008 is $18,334, comprising the principal amount and accrued interest outstanding on a loan granted to an Officer during the year ended September 30, 2008. This loan falls due for repayment within one year from the date of issue.  At September 30, 2008, an amount of $18,014 was due with respect to this loan.

During the period ended December 31, 2008, the Company incurred legal fees of $30,220 (period ended December 31, 2007 - $22,558) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2008 included $12,087 (September 30, 2008 $23,217) related to these services.

During the period ended December 31, 2008, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $4,250 (Period ending December 31, 2007 - $23,860) with a company of which a director of the Company is Chairman and Chief Executive Office.  Accounts payable and accrued liabilities at December 31, 2008 included $nil (September 30, 2008 - $9,844) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000 ($943,450).  The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.2% and falls due for repayment on May 15, 2009. At December 31, 2008, the total amount, including interest of this loan balance was $924,670.  During the period ended December 31, 2008, interest expense of $15,764 was recorded relating to this loan.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 9

Subsequent events

On February 25, 2009, the Company entered into a share purchase agreement (the “agreement”) to acquire 100% of the share capital of WorksMedia Limited, a privately held company located in the United Kingdom.  In connection with the acquisition, the Company has submitted an application for acceptance of the agreement to the TSX Venture Exchange.  Formal closing of the transaction is expected to occur upon receipt of this acceptance.

Under the terms of the Agreement, the Company will pay the shareholders of WorksMedia Limited $2.1 million in 13 equal monthly installments and issue 750,000 common shares of the Company in three (3) equal installments of 250,000 common shares after 12, 24 and 36 months in exchange for all of the issued and outstanding shares of Works Media Limited.  Furthermore, if specific pre-determined annual performance targets are met, the shareholders of WorksMedia will receive up to an additional 900,000 common shares over the next three years

Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom.  The Company’s cash equivalents consist primarily of deposit investments with commercial banks in the United Kingdom.  Of the amounts held with financial institutions on deposit, $249,163 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $2,849,102 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers primarily located in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2008, four customers accounted for more than 10% of total trade accounts receivable (September 30, 2008 – four customers).

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 10

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At December 31, 2008, the Company had a provision for doubtful accounts of $145,000 (September 30, 2008 - $145,000) which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2008, the Company has a short-term credit facility of £1,000,000 ($1,770,400), of which £500,000 ($885,200) had been drawn at December 31, 2008 and has utilized a capital lease to acquire items of equipment. The lease obligation that remained outstanding at December 31, 2008 was $788,192.  The Company uses this short-term loan facility and cash and cash equivalents to settle its financial obligations as they fall due.  The ability to do this relies on the Company collecting its accounts receivables in a timely manner and by maintaining sufficient cash on hand.

Traditionally, the quarter ended December 31 each year is the busiest of the year for the Company with a large increase seen in the number of transactions processed through both the online and in-store solutions offered to the Company’s retail customers.  The additional cash generated throughout the period ended December 31, 2008 has resulted in a strengthening of the balance sheet position from that seen at September 30, 2008.

At December 31, 2008, the Company’s accounts payable and accrued liabilities were $13,661,672, of which $5,293,299 are denominated in UK£, all of which fall due for payment within normal terms of trade which is generally between 30 and 60 days.

The Company manages liquidity risk through the ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, Pixology.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and its loan payable.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks located in Canada and the United Kingdom and ensures that access to the amounts placed can be obtained on short-notice.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 11

The Company’s loan payable bears interest at a rate based on the United Kingdom Base Rate plus a premium of 3.2%.  The Company does not have in place any financial instruments to mitigate the possible adverse effects of an increase in the underlying Base Rate.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2008, through its wholly owned subsidiary, the Company had cash and cash equivalents of $2,310,930, accounts receivable of $917,094 and accounts payable of $5,293,299 which were denominated in UK £.  In addition, at December 31, 2008, the Company had cash and cash equivalents of $606,137, accounts receivable of $2,640,427 and accounts payable of $1,080,765 which were denominated in US$ as well as a UK £ denominated loan outstanding of $924,670.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the period which a change in foreign exchange rates or interest rates during the period ended December 31, 2008 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net earnings $

Change of +/- 10% in US$ foreign exchange rate	+/-249,503
Change of +/- 10% in UK£ foreign exchange rate	+/-782,806

A change of 1% in the United Kingdom Base Rate would have an annual impact of approximately $9,200 on the Company’s net loss.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 12

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances as well as a UK£ denominated loan balance.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Income taxes

Since inception, the Company has sustained significant tax losses on an annual basis and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change. In fiscal 2009, given sufficient uncertainty regarding the realization of future income tax assets, and in line with its current accounting practices, the Company determined that it was appropriate to take a full valuation allowance against the future income tax assets, rather than to recognize the future benefit of these assets in the financial statements.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008

Revenue	$7,176,333	$5,273,502	$4,217,992	$3,259,499
Net profit (loss) for the period	940,644	(2,714,584)	(2,297,614)	(2,622,228)
Basic profit (loss) per share	0.03	(0.08)	(0.07)	(0.08)
Fully diluted profit (loss) per share	0.03	(0.08)	(0.07)	(0.08)

	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007

Revenue	$4,298,594	$3,399,181	$1,272,962	$1,317,923
Net profit (loss) for the period	(1,082,600)	(3,677,850)	(1,639,651)	(717,544)
Basic profit (loss) per share	(0.03)	(0.11)	(0.06)	(0.03)
Fully diluted profit (loss) per share	(0.03)	(0.11)	(0.06)	(0.03)

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 13

Quarterly revenue breakdown

	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008

Transaction fees	$5,775,841	$3,905,724	$2,806,146	$1,904,819
Installation fees	958,732	973,011	1,002,267	985,073
Membership fees	260,495	240,456	235,961	155,365
Professional fees	76,093	84,160	127,266	119,844
Archive fees	105,172	70,151	46,352	94,398
	$7,176,333	$5,273,502	$4,217,992	$3,259,499

	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007

Transaction fees	$3,018,482	$2,252,270	$809,469	$717,589
Installation fees	973,063	787,581	151,752	280,056
Membership fees	170,322	199,045	199,395	235,163
Professional fees	136,727	145,286	97,342	70,115
Archive fees	-	14,999	15,004	15,000
	$4,298,594	$3,399,181	$1,272,962	$1,317,923

Outstanding share information

The following table provides outstanding share information for the Company as at December 31, 2008 and February 25, 2009.

	Feb 25, 2009	Dec 31, 2008

Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares	33,493,182	33,493,182
Preferred shares	-	-

Options
Outstanding	2,768,393	2,771,503
Exercisable	2,242,142	2,085,845

Warrants
Outstanding	4,857,147	4,857,147
Exercisable	4,857,147	4,857,147

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 14

Changes in accounting policies

During the period ended December 31, 2008, the Company adopted a number of new accounting standards.

General Standards of Financial Statement Presentation

Effective October 1, 2008, the Company adopted the amendments included in the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 1400, General Standards of Financial Statement Presentation. The amendments to this section include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Upon adoption of the amendments to this standard, the revised guidance was followed during the preparation of note 1 ‘Nature of operations and going concern’ to these financial statements.  The adoption of the revisions had no impact on the Company’s operating results or financial position.

Goodwill and Intangible Assets

On October 1, 2008, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets which replaced Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  This revision aligned Canadian GAAP with IFRS and established standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  To date, the adoption of this standard has had no impact on the Company’s consolidated financial statements.

Recent Canadian GAAP pronouncements

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 15

Recent US GAAP pronouncements

FASB 157 – Fair Value Measurements

In September 2006, FASB released FAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 is effective for fiscal years beginning after November 15, 2007, which is the year ending September 30, 2009 for the Company. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The Company is currently assessing the deferred portion of the pronouncement. As of October 1, 2008, the Company has adopted FAS 157 for the fair value measurement of recurring items.

FASB 141(R) – Business Combinations

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company in fiscal years beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009. The Company has not yet evaluated this statement for the future impact of FAS 141(R).

FASB 160 – Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements.  FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

FASB 162 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP).  The guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect the adoption of FAS No. 162 to have a significant impact on its consolidated financial position and results of operations

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 16

FASB Staff Position 142-3, Determination of the Useful Life of Intangible Assets

This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises for interim and annual financial statements effective January 1, 2011.  The Company is presently considering the effect these standards will have on its financial statements.

Critical accounting estimates

PhotoChannel prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Stock-based compensation

The Company grants stock options to directors, employees and consultants of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 17

Goodwill and intangible assets

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in income for the excess, if any.

Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized over their estimated useful lives of three years.

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value. An impairment loss, if any, is recognized as a separate line item in the statement of earnings.

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax basis of assets and liabilities and their respective reported amounts, and tax losses carried forward. The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 18

At the end of the Company’s latest fiscal year, it had non-capital losses for Canadian tax purposes of approximately $17,665,000 that are available for carry forward to reduce taxable income in future years.  In addition, the Company had $23,975,000 (£12,706,000) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods.  The Company believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

Business risks

PhotoChannel is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. PhotoChannel’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that PhotoChannel does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Changes in technology

The markets in which PhotoChannel operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

PhotoChannel’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 19

Currency exchange risk

The Company has customers in the United States and the United Kingdom and is therefore exposed to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss. The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 20

There has been no change in our internal control over financial reporting during the Company’s first quarter of fiscal 2009, ended December 31, 2008 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, three of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PhotoChannel Networks Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Three Months Ended December 31, 2008	Page 21

News Release	For Immediate Release

PhotoChannel Reports Profitable First Quarter

Record Revenues and Record EBITDA for Q1 Fiscal 2009

VANCOUVER, BC – February 25, 2009, PhotoChannel Networks Inc. (TSX – V: PN; OTCBB: PNWIF), the leading innovator in digital photography and media solutions for retailers, reports its financial results for the first quarter of fiscal 2009 for the period ended December 31, 2008.  All amounts are expressed in Canadian dollars.  The following discussion is qualified in its entirety by reference to the company’s financial statements and accompanying management discussion and analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml  and on SEDAR at www.sedar.com.

FIRST QUARTER FISCAL 2009 HIGHLIGHTS

•	Net profit of $940,644 versus a loss of $1,082,600 for the comparable period of fiscal 2008

•	Record revenues of $7.2 million, up 67% year-over-year

•	Transactional revenues of $5.8 million, up 91% year-over year

•
Non-GAAP adjusted EBITDA[1] of $2.8 million, compared to an adjusted EBITDA loss of $117,483 in the first quarter of 2008 (adjusted EBITDA defined as net profit plus amortization and stock-based compensation expense)

•	Non-GAAP adjusted EBITDA representing 39% of net-revenues for the quarter

•	Earnings per share (EPS) of $0.03 versus a loss per share of $0.03 for the comparable period of fiscal 2008

•	Non-GAAP adjusted Earnings per share (EPS)[1] per share of $0.08 versus $0.00 for the comparable period of fiscal 2008

•	At December 31, 2008 the Company had approximately $3.1 million cash on its balance sheet

ORDER METRICS

•	Over 4.9 million orders were transacted in the first quarter of fiscal 2009

•	Average daily orders of approximately 53,000 versus 15,000 for the same period of fiscal 2008, a 240% increase year over year

•	Peak day saw over 134,000 orders placed and over 5.2 million images pass through the PNI Platform.

“The first quarter of fiscal 2009 has been a record quarter for PhotoChannel in a number of ways,” states Kyle Hall, CEO of PhotoChannel.  “During the first quarter of 2009, we recorded a net profit for the first time in corporate history, record overall revenues and record transactional revenue.  The $2.8 million in adjusted EBITDA is also a record for the Company. This past holiday season confirmed that the PNI Platform is robust and economically scalable.  In 2009 we expect to see the PNI Platform deliver many new innovative services that leverage the foundation the Company has built.”

News Release	For Immediate Release

The company will host a conference call and webcast to discuss fiscal Q1 2009 results with Kyle Hall, Chief Executive Officer, Aaron Rallo, President and Robert Chisholm, Chief Financial Officer of PhotoChannel, today, February 25, 2009, at 4:30 PM EST.

To access the conference call, investors should dial 1-888-300-0053 in North American or 1-647-427-3420 internationally and quote passcode 85763624. Please call 10 minutes prior to the scheduled start time.

PhotoChannel will also offer a live and archived webcast, available at: www.photochannel.com/webcast

WORKS MEDIA ACQUISITION

The Company today formally entered into a Share Purchase Agreement to acquire 100% of the issued and outstanding share capital of WorksMedia Limited.  The deal, the intention of which was announced late last year, is expected to close imminently, subject to acceptance by the TSX Venture Exchange.  WorksMedia specializes in kiosk and desktop software that allows consumers to place orders for photos and photo related merchandise.  The WorksMedia software is deployed on over 3,000 kiosks around the world and millions of home computers.

“While PhotoChannel believes the photo industry is amid a transition from kiosk based ordering to online ordering, the rich media interface of the WorksMedia software makes it ideal to augment the PNI push to add gifting products to store based kiosks that are connected to the PNI Platform for ordering,” says Kyle Hall, CEO of PhotoChannel. “The acquisition of WorksMedia provides PNI with a fully integrated store and home ordering solution that will also serve as the foundation for the development of all future PNI kiosk and desktop applications for consumers to use in an increasingly "connected life" at home, at work and at the retail store”.

The acquisition strengthens PNI’s vision of the PNI Platform as the “Routing Tier” which moves orders seamlessly between the creation point and thousands of connected stores or fulfillment centres for the production of physical product.  With this acquisition, PNI will have over 6000 kiosks deployed worldwide. In addition to the products and business being acquired, PNI also gains valuable development resources located in the cost effective location of Southampton, UK.  Upon deal close, PNI will begin to relocate the employees in its Pixology division to Southampton and close the Guildford office in the very near future.

In conjunction with the pending office relocation, PNI recently began restructuring the activities of its UK based division, resulting in an immediate 30% reduction in staff numbers.  This reduction should result in annual cost savings of approximately $480,000 which will be offset by one-off severance costs of $75,000, to be taken during fiscal Q2. “WorksMedia has been a profitable company since inception,” states Hall.  “We expect them to have a significantly positive impact on our kiosk software division’s productivity, while also being instrumental in our ability to reduce our overall costs going forward.”

Under the terms of the Agreement, PNI will pay the shareholders of WorksMedia Limited $2.1 million in 13 equal monthly installments and issue 750,000 common shares of the Company in three (3) equal installments of 250,000 common shares after 12, 24 and 36 months in exchange for all of the issued and outstanding shares of Works Media Limited.  Furthermore, if specific pre-determined annual performance targets are met, the shareholders of WorksMedia will receive up to an additional 900,000 common shares over the next three years.

News Release	For Immediate Release

BUSINESS UPDATE AND OUTLOOK

PhotoChannel continues to invest and build on its offerings, working to ensure that customers are always provided with high quality solutions offering full scalability without having to compromise on convenience or pricing.

During the first quarter of fiscal 2009, the Company saw its large retail partners continue an aggressive marketing campaign of their online services.  PhotoChannel believes this will continue throughout 2009 as retailers seek to maintain and increase their market share. The marketplace, where PhotoChannel provides one of the dominant online solutions for photofinishers, continues to accelerate rapidly.  Unique features of the PNI Digital Media Platform, including seamless up-sell options to higher margin items, provides retailers with opportunities to expand their service capabilities to their consumers.

“During fiscal 2008 a significant investment was made in developing our infrastructure,” said Kyle Hall. “We will leverage these past expenditures during fiscal 2009 and are focused on maintaining cost control, while delivering an unprecedented level of service to our retail partners and the best photo options available to consumers.”

FIRST QUARTER FISCAL 2009 FINANCIAL RESULTS

	Three Months Ended	Three Months Ended
Description	December 31, 2008	December 31, 2007	Change	% Change

Transaction fees	$5,775,841	$3,018,482	$2,757,359	91%
Installation fees	958,732	973,063	(14,331)	(2	) %
Membership fees	260,495	170,322	90,173	53%
Professional fees	76,093	136,727	(60,634)	(44	) %
Archive fees	105,172	-	105,172	-%

Total	$7,176,333	$4,298,594	$2,877,739	67%

Consistent with the Company’s long-term goal of moving to a transactional fee based model, revenue from transactions represented 80% of total revenue during the first quarter of 2009 compared with 70% in 2007.

The Company’s overall increase in revenues was primarily attributable to three factors:

•	New customer additions during fiscal 2008.
•
Organic growth in usage of the PhotoChannel Network from customers of our photo-finishing retailers, as retailers push the convenience of one hour printing from online through continued marketing efforts.

•	Additional organic growth fueled by high growth in the creative products area, including calendars, cards, photobooks and gifts.

News Release	For Immediate Release

Net earnings for the first quarter of fiscal 2009 of $940,644 versus a net loss of $1,082,600 in the comparable period of fiscal 2008.  Major contributors to this turn around are as follows:

•	A 91% increase in transactional revenues over fiscal 2008 (an increase of $2,757,359)
•	Change in foreign exchange gains resulting in a net year on year gain of $712,825 primarily incurred as a result of holding an inter company account in UK pounds

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on-demand manufacturing capabilities for the production of merchandise. PNI Digital Media generates transactions for retailers and their thousands of locations worldwide.

For more information please visit www.pnidigitalmedia.com.

News Release	For Immediate Release

PhotoChannel Networks Inc.
Consolidated Statement of Earnings (Loss) and Statement of Comprehensive
Earnings (Loss)
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2008	December 31, 2007

Revenue	$7,176,333	$4,298,594

Expenses
Network delivery	2,371,794	1,823,117
Software development	1,810,956	1,494,036
General and administration	988,226	1,079,892
Sales and marketing	322,864	270,243
Amortization	1,399,028	789,657

	6,892,868	5,456,945

Net profit (loss) before the undernoted	283,465	(1,158,351)

Foreign exchange gain	714,286	1,461

Interest income	6,998	74,290

Interest expense - capital lease	(44,763)	-

Interest expense - other	(18,617)	-

Loss on disposal of property and equipment	(725)	-
	657,179	73,588
Net earnings (loss)	940,644	(1,082,600)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self sustaining foreign operations (note 7)	(457,675)	(496,001)
Comprehensive earnings (loss)	$482,969	$(1,578,601)

Earnings (loss) per share (note 7)

Basic	$0.03	$(0.03)
Fully diluted	$0.03	$(0.03)

News Release	For Immediate Release

Reconciliation of GAAP earnings (loss) to non-GAAP adjusted Earnings 1

For the Three Months Ended	December 31,	December 31,
	2008	2007
	$	$
Net earnings (loss)	940,644	(1,082,600)
Add back:
Amortization	1,399,028	789,657
Stock-based compensation	453,383	175,460

Non-GAAP Adjusted Earnings	2,793,055	(117,483)

Non-GAAP adjusted Earnings per share (Basic)	$0.08	$-

Non-GAAP Measures

This release includes references to non-GAAP adjusted EBITDA and non-GAAP adjusted Earnings per share data.  These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with, generally accepted accounting principles and may be different from non-GAAP measures used by other companies.  In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

PhotoChannel believes that the presentation of certain non-GAAP measures, including non-GAAP adjusted EBITDA and non-GAAP adjusted Earnings per share, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operation.

News Release	For Immediate Release

PhotoChannel Networks Inc.
Consolidated Statement of Earnings (Loss) and Statement of Comprehensive
Earnings (Loss)
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	December 31, 2008	September 30, 2008

Assets

Current assets
Cash and cash equivalents	$3,098,265	$2,670,988
Accounts receivable (note 6)	5,418,071	4,019,286
Prepaid expenses and other current assets	465,294	430,616

	8,981,630	7,120,890

Property and equipment	7,671,412	6,786,650

Deferred expenses	58,168	52,882

Intangible assets	4,315,158	5,164,492

Goodwill	1,469,389	1,498,539
	$22,495,757	$20,623,453

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$8,722,410	$7,480,800
Current portion of deferred revenue	557,482	658,045
Current portion of capital lease obligations	490,072	490,072
Loan payable	924,670	969,886
	10,694,634	9,598,803

Deferred revenue	238,772	363,108
Long-term portion of capital lease obligations	298,120	375,875
Asset retirement obligations (note 5)	21,096	22,009
	11,252,622	10,359,795

Shareholders’ Equity (note 7)

Share capital	$65,725,392	$65,614,347
Warrants	4,961,826	4,961,826
Contributed surplus	11,996,628	11,611,165
	82,683,846	82,187,338

Deficit	(69,826,504)	(70,767,148)

Accumulated other comprehensive loss	(1,614,207)	(1,156,532)
	(71,440,711)	(71,923,680)
	11,243,135	10,263,658
	$22,495,757	$20,623,453

News Release	For Immediate Release

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.
Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml

For Financial Information, Contact:
Robert Chisholm, CFO
(604) 893-8955 ext. 224
rchisholm@photochannel.com

Investor Information:                (800) 261-6796

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. PhotoChannel relies upon litigation protection for "forward-looking" statements.